

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Alex Xu
Chief Financial Officer
Qifu Technology, Inc.
7/F Lujiazui Finance Plaza
No. 1217 Dongfang Road
Pudong New Area , Shanghai 200122
People's Republic of China

>   **Re: Qifu Technology, Inc.**
>   **Form 20-F for the Year Ended 2022**
>   **Filed April 27, 2023**
>   **File No. 001-38752**

Dear Alex Xu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance